U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                 Commission File Number ________

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended: December 31, 2000

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        Part I -- Registrant Information

Full Name of Registrant: GLOBAL WATER TECHNOLOGIES, INC.
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Former Name if Applicable:

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Address of Principal Executive Office (Street and Number):

1767 Denver West Boulevard
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City, State and Zip Code: Golden, Colorado 80401
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                       Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             Part III -- Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


Due to time limitations in completing the annual examination of the Company's financial records by the independent accountants and the inability to complete the review process, the Company is unable to complete the Form 10-K by the required filing deadline.

                          Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:


   Martin Hout        (303)          215-1100
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   (Name)          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's revenues will be approximately $50 Million in Calendar year 2000 as compared to $68 Million in 1999. Lower revenues were due mainly to timing issues for contracts awarded to the Company during the year and are currently reflected in backlog as of December 31, 2000.

An operating loss consistent with earlier 2000 quarterly information will be reflected in the year versus an operating income of $2.1 million in 1999. Higher selling, general and administrative costs in conjunction with the lower revenues described above are the main reason for the operating loss.


GLOBAL WATER TECHNOLOGIES, INC.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     March 30, 2001      By: /s/ Martin Hout          .
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                              Martin Hout, CFO